FANTAWILD                        FANTATECH INC.
[GRAPHIC OMITTED]

   Suite 1A, 18/F, Tower 1, China Hong Kong City, 33 Canton Rd., Tsimshatsui,
     Kowloon, Hong Kong     Tel: (852) 2302 1636     Fax: (852) 2890 8672


                                                July 6, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC,  20549

Attn.:    Linda Cvrkel
          Jean Yu

          RE:  FANTATECH, INC.
               FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 FILE NO. 000-24374

Ms. Cvrkel and Ms. Yu:

On behalf of Fantatech, Inc. (the "Company"), I enclose our replies in response to the comments received from the staff of the Securities and Exchange Commission ("Staff") in their letter dated May 18, 2005. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Item 2 - Description of Properties, page 13
-------------------------------------------

1. We note that your principal executive offices are leased free of rent from a related company controlled by SHQ. We also note the chairman and president of SHQ is also the CEO and chairmen of the Company. However, it is unclear how you have accounted for such expenses incurred on behalf of Fantatech by the related company. Note that all costs of doing business, including costs incurred by principal shareholders or similar related parties, should be reflected in the historical financial statements. Refer to the guidance outlined in SAB 5.T. Please quantify for us and explain in detail how the costs were accounted for within your financial statements. If the amounts were not material, please specifically state so in future filings. We may have further comment upon receipt of your response.

     Response:
     ---------

     The Company intended to relocate its principal executive offices to Hong Kong in order to enhance its linkage to its major business operations in the PRC. The decision to relocate the Company's principal executive offices was made in late December 2004 and, while the Company was looking for a suitable office venue, the rent-free lease was set-up as a bridging arrangement.

     From December 2004 through June 23, 2005, the Company had not utilized these facilities except as a postal address, since the property is located at a residential district rather than a commercial district. Accordingly, the value of such rent was not material, and the Company therefore did not account for any expenses related to its principal executive office in Hong Kong in 2004 and in the first quarter of 2005.

     Effective from June 23, 2005, the Company has moved its principal executive office to an office building located in one of the commercial districts in Hong Kong. The Company will occupy approximately a quarter of the office space which is provided by a related company controlled by SHQ, and will share the proportional costs of $1,000 per month plus other incidental expenses such as electricity, office supplies, etc.

     The Company is aware of the importance to recognize all costs of doing business and will record and disclose in detail the related costs in its future filings, including any related party aspects. The expenses related to the CEO and Chairman are discussed in comment 9 below.


Item 6 - MD&A
-------------

Overview, page 15
-----------------

2. Reference is made to the last paragraph on page 15. We believe your disclosure regarding your foreign currency translation policy is confusing and requires revision. For example, you state that the functional currency of the Company's PRC operations is the Renminbi. You also state that the accounts of foreign operations are prepared in their local currency and translated into USD at the applicable rate of exchange. However, it is unclear whether you are referring to foreign operations other than that of PRC and if so, whether the local currency of such foreign operations represents the functional currency in accordance with paragraph 5 of SFAS No. 52. Further, it is unclear how applicable exchange rates are defined. Please clarify for us in the MD&A and notes to the financial statements, and how your treatment complies with the guidance outlined in SFAS No. 52.


                                                                         2 of 21

     Response:
     ---------

     The description "The accounts of foreign operations are prepared in their local currency and are translated into USD using the applicable rate of exchange" was repetitive. This statement actually referred to the PRC operations since the Company's other subsidiaries in the US and BVI adopted USD as their functional currency.

     The Company proposes to change its relevant description in MD&A and the notes to the financial statements in its future filings as follows:

     "The Company's PRC subsidiaries maintain their financial records and the statutory financial statements in Renminbi ("RMB"), the functional currency and official currency of the PRC. Revenue and expenditures denominated in currencies other than RMB are translated into RMB at the prevailing exchange rate when recognized and recorded in the PRC financial records. Monetary assets and liabilities denominated in other currencies are also translated into and recorded in RMB at the balances sheet date. Any transaction gain or loss is charged to the statement of operations of the PRC subsidiaries in the period in which such gain or loss occurs. The PRC accounts denominated in RMB are then translated into the reporting currency
     (USD) using the exchange rate prevailing at the balance sheet date for consolidation and presentation."

     "The financial statements are translated from RMB to USD at a single exchange rate of US 1.00 to RMB 8.3 as of December 31, 2003 and December 31, 2004. Since the exchange rate has remained fixed during such periods, there is no resulting translation gain or loss recorded as a separate component of stockholders' equity".


3. We also note that you disclose transactions denominated in currencies other than in U.S. dollar are translated into U.S. dollar at the applicable exchange rates. Note that foreign currency transactions are defined as transactions denominated in a currency other than the entity's functional currency (i.e. Renminbi), and not its reporting currency. Further, transaction gains and losses, which arise from changes in the exchange rates of the foreign currency and functional currency (measured from the transaction date and subsequent settlement), are realized upon settlement of the foreign currency transaction and generally should be included in net income (loss) in the period in which the transaction is settled. However, translation adjustments which result from translating the entity's financial statements into its reporting currency are not included in determining net income (loss) but rather are reported in other comprehensive income (loss). In this regard, please tell us why transactions denominated in currencies other than in U.S. dollar are translated into U.S. dollar rather than the functional currency. Refer to paragraphs 15 and 16 of SFAS No. 52. Also, supplementally explain why translation gains and losses are credited or charged to the consolidated statements of operations rather than reported as a component of


                                                                         3 of 21
     other comprehensive income in the statements of shareholders' equity pursuant to the guidance in paragraph 13 of SFAS No. 52. We may have further comment upon receipt of your response.

     Response:
     ---------

     The description that "Transactions denominated in currencies other than the U.S. dollars are translated into U.S. dollars at the applicable exchange rates" referred to those operations outside of the PRC, specifically the US and BVI subsidiaries. Transactions denominated in currencies other than the functional currency (USD) of the subsidiaries are converted into USD at the prevailing exchange rates at the date of the transaction or settlement.

     No actual transaction gains or losses had been charged to the consolidated statements of operations. The description was meant to refer to the relevant exchange gains or losses of the respective subsidiaries that would be charged to the statement of operations of the respective subsidiaries (rather than the consolidated statements of operations) if applicable.

     The Company proposes to add disclosure in MD&A and the notes to financial statements in future filings as follows:

     "The Company's other subsidiaries in the US and BVI adopted USD as their functional currency. Transactions denominated in currencies other than the functional currency of these subsidiaries are converted into their functional currency at the prevailing exchange rates at the date of transaction or settlement. No further translation of currency is thus required ".


Consolidated Results of Operations
----------------------------------
Fiscal Years Ended December 31, 2004 and 2003
---------------------------------------------

Revenue, Page 16
----------------

4. We note that net contracted sales increased by $3,479,562 or 75.5% as compared to fiscal 2003. You disclose this was due to the substantial increase in the number of projects attributable to the successful marketing strategies implemented by the Company. In this regard, please tell us and revise future filings to quantify the incremental amount of revenue and number of projects attributable to the successful marketing strategies in comparison to prior year. Further, we also note that compared to fiscal 2003, contracted rates from customers outside of PRC declined from 21% to 93% in fiscal 2004. Please tell us and revise future filings to disclose the reason(s) for the decrease in contracted sales from customers outside of PRC.


                                                                         4 of 21

     Response:
     ---------

     The Company proposes to make the following changes in future filings:

     For the year ended December 31, 2004, net contracted sales increased by $3,479,562 or 75.5% to $8,088,290, as compared to $4,608,728 for the year ended December 31, 2003. This was primarily attributable to the successful marketing strategies implemented by the Company, although the number of contracted projects decreased from 25 in 2003 to 21 in 2004, the total amount of contracted sales increased by $3,479,562, representing an increase in average contract amount of $200,808 per contract in 2004 as compared to the average contract amount of $184,349 in 2003.

     During the year of 2004, approximately 9.3% of the Company's contracted sales were from customers outside of PRC as compared to 21% in 2003. The decrease was mainly attributable to the reduced marketing resources allocated for overseas sales due to lower sales margins from markets outside of PRC (averaged gross contribution per contract was $64,900 and $85,780 in 2004 and 2003, respectively) when compared with the sales in PRC (averaged gross contribution per contract was $184,350 and $112,175 in 2004 and 2003, respectively). The Company also received fewer orders in 2004 (2 contracts) from customers outside of PRC than in 2003 (7 contracts).


Gross Profit, page 16
---------------------

5. Please revise future filings to describe the significant components of costs of sales. Specifically, tell us and describe the types of costs that comprise direct costs of sales and other costs of revenue - RSO (e.g. rent, employee salaries, depreciation, etc.) as presented on the face of your consolidated income statement.

     Response:
     ---------

     The Company proposes to add the following disclosure in future filings:

     For the year ended December 31, 2004, total gross profit was $3,225,428 or 38.4% of total net sales, as compared to total gross profit of $1,696,927 or 36.3% of total net sales for the year ended December 31, 2003.

     Cost of sales mainly consisted of raw materials, electronic parts, factory consumables, sub-contracting charges and related supplies purchased for fabrication and assembling of the amusement equipment, factory rent, workers wages and salaries, and the depreciation of production facilities. Other costs of revenue for revenue-sharing operations included depreciation for the fixed assets used in the operations, maintenance costs, salaries for engineers, and the associated traveling and lodging expenses.

     Net of the effect from the revenue-sharing operations, gross profit margin improved by


                                                                         5 of 21

     4.2%, which was primarily due to the slightly better contribution provided from certain large contracts entered into during 2004.


6. Please supplementally quantify and describe the nature of the initial operating expenses that were incurred a few months prior to the formal opening of the six new Funplexes that were launched in fiscal 2004. Also, similarly revise your disclosure in future filings. Supplementally tell us how you accounted for the initial operating expenses within your financial statements and why you believe you treatment is appropriate.

     Response:
     ---------

     The Company proposes to add the following explanation in future filings:

     During the year ended December 31, 2004, total gross loss from revenue-sharing operations was $4,744 or (1.5%) of the total segment revenues, as compared to total gross profit of $48,918 or 69.3% of the total segment revenues for the year ended December 31, 2003. The slight loss recorded in 2004 on the revenue-sharing operations was attributable to the less than full year operation of the six new FunPlexes funded and launched by the Company in 2004, with the initial operating expenses being incurred a few months earlier than their formal opening.

     For the year ended December 31, 2004, the initial operating expenses incurred for the six Funplexes were RMB285,763 or $34,429, which consisted of costs associated with the wages and traveling expenses for engineers and workers to perform the on-site installation, commissioning and trial run before operations, and the depreciation of the fixed assets during the trial operations period for the first Funplex, which was caused by the delay in the layout design and finalization and the change in the location of amusement machines in different gaming zones.

     As the installation expenses associated with the opening of the respective Funplexes were immaterial when compared to each of the FunPlexes, and the depreciation associated with the first FunPlex was incurred due to the change in layout design and gaming zones rearrangement and were also not material, such costs were recorded as expenses for the revenue-sharing operations and charged to the statement of operations.

Other Income (Expenses), page 17
--------------------------------

7. Please tell us and revise future filings to disclose the nature, facts and circumstances surrounding the discretionary incentive subsidiary of $72,000 granted by the local government.


                                                                         6 of 21

     Response:
     ---------

     The Company proposes to add the following description in future filings:

     The discretionary incentive subsidy granted by the government was mainly a partial refund of the bank loan interest incurred by the Company during the period from September 2002 to September 2003. As the Company successfully developed a 3D/4D movie broadcasting system, it received the recognition of the Shenzhen Technology Bureau, and it was therefore entitled to and did apply for the refund under the Technology Subsidy Scheme as an encouragement for PRC enterprises to invest in products with high technological content. Under the Technology Subsidy Scheme, the relevant government body has to pay the subsidy to the Company in installments. The subsidy of $72,000 recognized as other income in 2004 was actually received by the Company in 2003. The Company deferred its recognition as other income in 2004 until the Company met the criteria set out in the Technology Subsidy Scheme, including the formal certification and endorsement by the Shenzhen Technology Bureau.


8. We note that you describe the loss on disposal of fixed assets of $41,481 was mainly attributed to the obsolescence of one set of FantaWild 4D theatre due to the relocation of a FunPlex. Please describe in further detail the facts and circumstances surrounding the obsolescence of such theatre, including a timeline of the events leading up to the loss on disposal. Tell us whether you performed an impairment analysis in accordance with paragraph 8 of SFAS No. 144 and if so, whether it resulted in a charge to your statement of operations. Quantify the amount and tell us the period in which the impairment was recognized, if applicable. If no impairment analysis was performed, tell us why.

     Response:
     ---------

     The Company replies as follows:

     The disposal of fixed assets was caused by the termination of cooperation in relation to the operation of one FantaWild 4D theatre in the small city in Guangdong. The Company took possession of the equipment and assets of the 4D theatre in January 2004 and transferred this 4D theatre system for use in another contracted project under construction. This theatre used an old model of 4D theatre seating system and screen, which was fully functional and operational and, therefore, not impaired for use in the existing facility, but it was not practical to use in a new facility due to subsequent technological advancements. The seating system of the theatre and the screen were therefore disposed of during the transfer process. The other major components of the 4D theatre system, including the broadcasting system and the associated computer and controlling equipment, were functioning normally and in good condition, and were used in another new project under construction in May 2004.

     Accordingly, the carrying value of 4D theatre, apart from the disposed of seating system and the screen, was transferred directly to inventory and used in another new project at depreciated cost. The Company took possession of the 4D theatre in January 2004 and the


                                                                         7 of 21
     transfer of the remaining component was completed in May 2004. In view of the short period of time involved and the known full recovery of the 4D theatre (except for the seating system and screen), the Company considered an impairment analysis to be unnecessary.

     The Company reviews its long-lived assets, including the production facilities and the amusement and entertainment equipment used in the revenue sharing operations, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based upon undiscounted cash flows expected to be generated by such assets over their expected useful lives. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2004 and 2003, no provision for impairment was required.


Item 10 - Executive Compensation, page 27
-----------------------------------------

9. We note the disclosure on page 27 indicating that no compensation was paid to the Chairman and Chief Executive Officer for remuneration during fiscal years ended December 31, 2004 and 2003. Note that the Company's financial statements should include all costs of doing business, including the fair value of any services provided without charge by the Company's officers and directors. Please revise the financial statements to reflect the fair value of the services provided to the Company by the Company's chairman and Chief Executive Officer during 2004 and 2003 as an expense and a capital contribution in the Company's financial statements. Refer to the guidance outlined in SAB Topic 5:T.

     Response:
     ---------

     The comment is noted and we will include the fair value of any services provided by the Company's Chairman and Chief Executive Officer without charge in future financial statements.

     Since the Chairman and CEO of the Company are also the Chairman and President of SHQ, the Company estimated that the CEO contributed approximately 1/3 of his working time to the Company, while the Chairman contributed approximately 1/5 of his working time to the Company.

     In order to derive the fair value of the services rendered to the Company by the Chairman and CEO, the Company used the COO's annual compensation in 2004 (approximately $30,000) as its reference point. Accordingly, the CEO's service value would be $10,000 per annum (1/3 x $30,000) and the Chairman's service value would be $6,000 per annum (1/5 x $30,000).

     The total effect for 2003 and 2004 was therefore $16,000 per year, which the Company deemed as immaterial.


                                                                         8 of 21

Consolidated Statement of Operations, page F-4
----------------------------------------------

10. To the extent you recognize gains (losses) on the disposal of fixed assets; they should be included in income from operations rather than as a component of other income (expense) on the face of the income statements. Refer to footnote 68 of Staff Accounting Bulletin No. 104 (Topic 13) and paragraphs 25 and 45 of SFAS No. 144. In this regard, please revise your presentation in future filings to include the gain (loss) on disposal of fixed assets within operating expenses.

     Response:
     ---------

     The comment is noted and we will revise in future filings.


11. Please reconcile the net income for 2004 included in the Company's consolidated statement of operations of $1,076,421, with that reflected in your consolidated statement of shareholders' equity of $1,092,487.

     Response:
     ---------

     The discrepancy was an error in proof reading and it will be revised in future filings.


12. We note that you have reflected "minority interests' contribution in subsidiary" as a cash flow from financing activities in your consolidated statements of cash flows for 2003. As this appears to be a non-cash transaction, please revise your statement of cash flows in future filing to exclude non-cash transactions. Refer to the guidance outlined in paragraph 32 of SFAS No.95.

     Response:
     ---------

     The comment is noted and we will revise in future filings.


Note 3 - Summary of Significant Accounting Policies
---------------------------------------------------
- Revenue and cost recognition, page F-10
-----------------------------------------

13. According to page 7 under the heading Production of the Business section, you disclose software as one of the products that you develop and produce in house. In this regard, please tel1 us and disclose your policy for how you account for internally developed software under SFAS No. 86. Further, describe in detail the nature of the software products that you sell and how it is used in connection with your entertainment and amusement products. Your response should included how the software is sold (i.e. separately or bundled) and whether with other elements (i.e. hardware electronic control systems, mechanics, etc). Tell us whether it is


                                                                         9 of 21
     considered incidental or essential to the functionality of such products as a whole. Refer to the guidance in paragraph 2 of SOP 97-2. If you consider the software to be incidental and therefore, not essential to the functionality of the products, please provide us with the basis for your conclusions and why you believe it is appropriate. If you conclude that the software is essential to the functionality of your products, please tell us and disclose how such arrangements are accounted for under SOP 97-2 and EITF No. 03-5. We may have further comment upon receipt of your responses.

     Response:
     ---------

     The Company replies as follows:

     The description "including software, hardware, electronic control systems, mechanics, etc" is provided only to explain all the integrated parts of the Company's products - most of which are designed to simulate various effects for the players in a particular game environment, such as a horse-riding machine, a skiing machine, a machine gun shooting simulation machine, and a helicopter piloting machine.

     All parts of such game machines, including the software, are essential for the functioning of the machine in order to provide the designed simulation effects. None of the parts have any independent commercial sales value; they can only be used for maintenance or replacement of consumable items for the existing machines.

     It is impracticable to determine whether the products can be produced and assembled to function as originally designed and/or whether the products can be marketed in a commercially viable manner when such machines are actually in the development stage. Accordingly, the Company charged all related development costs, including those with respect to the software associated with the machines, to the statement of operations as and when they were incurred.

     The software for the game machines consists primarily of the computer programs for the control and transmission of commands from the players to the machine, in order to induce the internal programs to deliver responsive audio, visual and motional virtual effects simulating certain real life motions and circumstances. In terms of the costs in developing the prototype of a machine, unlike the parts that require purchase of inputs or material such as hardware or mechanics, the costs related to the software development was less than 1.8% of the total costs of sales in 2004, as it only involves salary costs for programmers, which in the PRC may only cost 1/10 to 1/15 of the comparable salary to programmers working in western countries. Software costs are expensed as they are immaterial to the cost of a game machine and each game machine is a small portion of the total cost of a Funplex project.

     There are on-going modifications or updates of the software program for those game machines that are implemented in order to maintain their attractiveness to players. Costs incurred for such modifications or updates are also charged to the statement of operations as and when they are incurred.


                                                                        10 of 21

14. We note that you implement strict product quality controls and management systems to maintain premium quality of your 3D and 4D entertainment products which includes after sale service as described on page 7 under the heading Product Quality- of your Business section. In this regard, please tell us the nature and the period over which you provide the after sale service. Also, tell us and disclose in future filings whether the Company is obligated-to provide the customer with any other services subsequent to the delivery of the entertainment and amusement products. If so, tell us and describe the nature and term of the service period. Also, disclose the revenue recognition policy for such services, if applicable. We may have further comment upon receipt of your response.

     Response:
     ---------

     The Company replies as follows:

     The after sales services or obligations of the Company mainly include (1) a warranty period of one year for products sold and (2) updates of software/hardware if there are newly developed items available for the particular model of machine.

     As most of the hardware, control systems and mechanics are comparatively durable, the costs or expenses associated with the warranty provided are relatively low and are charged to the statements of operations as and when incurred. The Company determined that a warranty reserve is not considered necessary based on historical information regarding the dollar value of annual warranty costs. In the 2004 and 2003, the expenses incurred for provision of services and parts used to meet the after sales warranty obligations were $6,187 and $6,440, respectively.

     In addition, the Company provides repair and maintenance training to the designated customer personnel. Except for any fundamental defects in design or assembly, which the Company has not encountered so far and does not anticipate any in the future, the trained personnel of the customers can usually handling most of the machine problems. The Company also provides 24 hour technical support services via telephone. While this technical support is not part of the mandatory service in the sales contract, the Company incurred only immaterial costs for providing such services in 2004 and 2003 as that was part of the duties of the in house engineers.

     The cost of normal wear and tear repairs and replacements are the responsibility of the customers. As the Company does not expect to profit from the sales of replacement parts, the net revenues derived from such sales was immaterial ($1,158 in 2003 and $253 in 2004), and was recorded as other income.


                                                                        11 of 21

Note 3 - Summary of Significant Accounting Policies
---------------------------------------------------
- Revenue and cost recognition, page F-10
-----------------------------------------

15. We believe you should expand your revenue recognition policy to describe how you account for arrangements which include multiple elements such as software, hardware, equipment, services, etc. Tell us how your arrangements comply with the guidance outlined in EITF No. 00-21 or SOP 97-2, if applicable.

     Response:
     ---------

     As the accounting for multiple deliverables depends on (1) whether the multiple deliverables/delivered item(s) have standalone value to the customer; (2) whether there is any objective and reliable evidence of fair value of the undelivered item(s) and (3) whether there is an arrangement for a general right of return relative to the delivered item(s), the Company evaluated these principles and confirmed that the deliverables/products it manufactured cannot be sold on a standalone basis, although its products are made up of hardware, software, other related equipment (factory manufactured or modified from purchased materials) and installation costs, etc. (multiple deliverables). There is no market for the standalone items such as the software, hardware, installation and other modified or factory made equipment. The Company does not sell standalone items and there are no other vendors in China or overseas that sells those items separately.

     The Company provides repair and maintenance services to its customers on an on-going basis, but the services are not provided to other customers using products not produced by the Company. There is no referenced fair market value for such services as there is no comparable vendor in China producing such products and offering such repair and maintenance services. In addition, apart from the one-year warranty period, customers are charged for costs and labor for the repair and maintenance services provided by the Company.

     Finally, customers do not have a general right of return relative to the products that the Company sold to them when the products were delivered, installed and paid. During year ended December 31, 2004 and 2003, the Company experienced no return of any items from its customers.

     Accordingly, the Company believes that with respect to the revenue generated from the contracted sales, whether under long term contract or not, the delivered item(s) required no separate unit of accounting as they did not met any one of the three criteria as stipulated in EITF No. 00-21.

     The Company proposes to amend the revenue recognition policy description in the future filings as follows:

     Revenue and cost recognition
     ----------------------------

     Revenue is recognized when the following four criteria are met:
     1)   persuasive evidence of an arrangement exists,
     2)   delivery has occurred or services have been rendered,
     3)   the price is fixed, and
     4)   collectability is reasonably assured.


                                                                        12 of 21

     The Company principally derives its revenue from (1-a) the sale of entertainment and amusement products, and (1-b) long term contracts related to manufacturing and technical procedures design, manufacturing, assembling and construction of 4-D screen system, simulation amusement equipment, large-size attraction and similar computer controlled and integrated products and (2) admission fees generated from revenue sharing operations.

     (1-a) Sale of entertainment and amusement products

     Revenue from the sale of entertainment and amusement products is recognized when the products are delivered to the customers, installed and tested. Revenue is adjusted for any reduction in sales due to change in product specification or sales discounts offered to the customers. The Company did not record any sales discounts for the years ended December 31, 2004 and 2003.

     (1-b) Long-term construction contract revenue and costs

     Long-term construction contract revenue and costs are recognized as revenue and expenses in the statement of operations by reference to the stage of completion of a contract (i.e. the percentage of completion method) when the outcome of the contract can be estimated reliably. The stage of completion of a contract is determined based on the proportion of costs incurred at the balance sheet date compared to total estimated costs. A loss on a contract is recognized as an expense immediately when it is probable that total contract costs will exceed total the contract revenue.

     Costs attributable to unpriced change orders would be treated as costs of contract performance in the period in which the costs are incurred if it is not probable that the costs will be recovered through a change in the contract price. If it is probable that the costs will be recovered through a change in the contract price, those costs would be treated as costs of contract performance in the period in which they are incurred, and contract revenue would be recognized to the extent of the costs incurred. If it is probable that the contract price will be adjusted by an amount that exceeds the costs attributable to the change order and the amount of the excess can be reliably estimated, the original contract price would also be adjusted for that amount when the costs are recognized as costs of contract performance if its realization is probable.

     During the process of recognizing the revenue generated from the sales of products as described in (1-a) and (1-b) above, the Company has evaluated the criteria for multiple deliverables in using separate unit of accounting for identifiable delivered items in accordance with EITF No. 00-21, and concluded that the amusement and entertainment products designed, manufactured and installed by the Company do not met the stand alone test as no part of the products will be or are sold in the market by the Company or by other similar vendors. There is no reliable evidence of fair value of the undelivered items and the contracts for sales have no general right of return relative to the delivered items.

     (2)  Revenue generated from revenue sharing operations

     Income is recognized based on the agreed percentage of revenue when the revenue from the sharing operations becomes due and receivable. The Company recorded $307,096 and $70,634 as revenues from its revenue sharing operations for the years ended December 31, 2004 and 2003, respectively.


                                                                        13 of 21

Note 4 - Business Acquisition, page F-14

16. We note the disclosure indicating that on October 18, 2004, the Company entered into an agreement to acquire the remaining 34.59% of SDCL. Please tell us and clarify in the financial statements how the Company accounted for the remaining interest in SDCL. Clarify whether the acquisition was accounted for at fair value in accordance with SFAS No. 141 or at historical cost because SDCL was under common control with the Company, as part of your response, you should also explain the rationale for the accounting treatment that was used. We may have further comment upon receipt of your response.

     Response:
     ---------

     The acquisition of the remaining 34.59% interest of SDCL was not treated by the Company as a business combination since it was the acquisition of noncontrolling equity interest in a subsidiary - that was the minority interest, pursuant to the SFAS No. 141.

     The acquisition was accounted for using the purchase method of accounting utilizing historical cost. The rationale behind the use of historical cost (i.e., book value) to account for the 34.59% interest in SDCL was mainly due to the following:

     a) Although the consideration for the acquisition was the issuance of 10 million shares of the Company's common stock, trading of the Company's common stock in the open market was sporadic with little volume, which was not a fair market value indicator; and

     b) At the time of acquisition, the Company's only major asset was the 65.41% interest (approximately 2/3) in SDCL, representing of 20.1 million shares. The Company recorded the value of the 34.59% interest (approximately 1/3) at historical cost (book value), which was equivalent to the 10 million shares of common stock issued, representing 1/3 of the total issued and outstanding shares of common stock of the Company after the acquisition.

     c) The Company consulted an independent financial advisor on the fairness of the acquisition and the fair market value of the transaction. After taking the potential discount to the limited liquidity of the Company's shares and other relevant factors, the fair value derived, using the calculation principles proposed by the independent financial advisor, for the 34.59% interest approximated its book value, which was within the range of the fair value based on the fairness opinion of the independent financial advisor regarding the value of the 34.59% interest in SDCL.

     Accordingly, a value close to the historical cost was used as the fair value of the 34.59% interest acquired from the minority interest.


                                                                        14 of 21

Note  7  -  Costs  and  Estimated  Earnings in Excess of Billings on Uncompleted
--------------------------------------------------------------------------------
Contracts, page F
-----------------

17. We note in your disclosure that most of your contracted sales will be completed within one to two years. To the extent that you have costs and estimated earnings in excess of billings which are for a period greater than one year, the amounts should be classified as non-current assets. Similarly, billings in excess of cost and estimated earnings that will not be recognized within one from the balance sheet date should also be classified as non-current. Please advise us as to whether there are amounts which should be reclassified. If material, please revise future filings accordingly.

     Response:
     ---------

     Until December 31, 2004, all of the contracts entered into by the Company involved projects that were to be completed within 12 months. The aforementioned description referred mainly to a 12 month contract that crossed two separate calendar years. In addition, there are also cases in which contracts take more than 12 months to complete as a result of various reasons, such as late certification by the local fire department on fire safety for the installation venue (which is the responsibility of the customer or local cooperator), the non-payment of progress billings by the customer, a change in the floor plan or layout by the customer in the middle of construction, or a delay in the completion of the building/venue for installation.

     At December 31, 2004, the management of the Company considered that all contracts entered into by the Company could be completed within 12 months. Therefore, costs and estimated earnings in excess of billings on uncompleted contracts were classified as current assets in the financial statements. Similarly, billings in excess of cost and estimated earnings were classified as current liabilities in the financial statements. The management of the Company does not believe that any amounts should be reclassified as non-current at December 31, 2004.


Note 10 - Income Taxes, page F-16
---------------------------------

18. We note the disclosure indicating that the Company's US subsidiaries had incurred losses totaling $539,255 that are available for carryforward through 2023. We also note that at December 31, 2004, tax losses available for carryforward in the PRC were $152,346. Given the existence of these tax loss carryforwards, please explain why you have not established deferred tax assets with respect to these tax loss carryforwards at December 31, 2004.

     Response:
     ---------

     With respect to the tax loss carryforwards in the Company's US parent and subsidiary, management determined that it was more likely than not that the related deferred tax assets would not be realized in the foreseeable future, as the management of the Company has no intention to distribute dividends from its PRC subsidiaries to its US parent, which is the primary way that the US parent would be able to recognize income. In addition, the role of the US


                                                                        15 of 21
     subsidiary was diminishing in terms of decreasing business activity in North America. In view of these factors, no deferred tax assets were recognized in the Company's financial statements.

     With respect to the tax losses in PRC, which were mainly incurred by FDI, which was in its second year of operations, management determined that it was more likely than not that the related deferred tax assets would not be realized in the foreseeable future. In view of these factors, no deferred tax assets were recognized in the Company's financial statements.

     The Company's US parent and subsidiary had losses for 2003 and 2004 and they are not expected to become profitable in the foreseeable future. Accordingly, a full valuation allowance was established relating to the deferred tax asset from the loss carryforwards generated by the US parent and subsidiary.


Note 12 - Related Party Transactions and Arrangements
-----------------------------------------------------

-(a) Agreement with associated company, page F-18
-------------------------------------------------

19. We note that as part of your agreement with FDI, you agreed to pay an advertising and promotional incentive of 15% on the total contract amount for the direct sales of equipment, in addition to an aggregated commission of 20% during fiscal 2004. In this regard, please tell us and revise future filings to disclose how you account .for the advertising and promotional incentives within your financial statements. Specifically, tell us and disclose in your notes where such amounts are recorded within your statements of operations. If the incentives are not recorded as a reduction to revenue, explain in detail how your accounting treatment complies with EITF No. 01-9. We may have further comment upon receipt of your response.

     Response:
     ---------

     The advertising and promotional incentive and commission paid to FDI was in the form of a transfer price, i.e., SDCL reduced the agreed upon sales amount from the sales price to FDI (which is a reduction to revenue for SDCL), so that FDI can capture such portion of revenue from its onward sales to the ultimate customers. In this regard, the revenue recognized by SDCL is in compliance with EITF No. 01-9.

     After FDI received the commission and incentive, which were reflected as reduced costs of sales for SDCL, the income was included in FDI's gross profit, which supported FDI's selling, administrative and other operating functions. No further incentives were passed onto the ultimate customers from FDI.


                                                                        16 of 21

-(d)  Related  party  receivables  and  payables,  page  F-19
-------------------------------------------------------------

20. Reference is made to footnotes (1) and (3). We note that these related party receivables are unsecured, non-interest bearing and have no definite term of repayment. In this regard, please tell us and disclose why you believe these amounts to be collectible.

     Response:
     ---------

     The amount due from Hytech HK was the account receivable generated from the sale of products from the Company. It was under the normal trading practice to grant such credit. In addition, the Company owed Hytech HK for the advances paid on behalf of the Company for settlement of certain administrative expenses incurred outside of the PRC. Accordingly, the net exposure of the Company was $50,274, a level that the Company was confident would be recovered. By the end of March 2005, the outstanding amount due from Hytech HK was fully settled.

     The Company believes that the amount due from HIT of $17,470 will be settled as SHQ, the controlling affiliate of HIT, had confirmed their undertaking to repay if HIT does not repay within a reasonable period of time.


Note 13 - Disposal of Hytechnology Limited - Discounted Operations, page F-20
-----------------------------------------------------------------------------

21. We note that the Hytech HK was sold to Top Link a related party for $1,277 during fiscal 2004. Please tell us and revise future filings to disclose the carrying value of the net assets sold and how the sales price for such assets was determined. Also, explain how the gain on disposal of Hytech HK of $1,277 was calculated.

     Response:
     ---------

     The carrying value of net assets in Hytechnology Limited was ($747). In view of the negative net worth, the sales price was determined by the amount of paid up capital contributed by the Company, i.e., HK$9,900, which is equivalent to $1,277.

     As the investment carried negative value at the time of disposal, it was written off to the statement of operations. In view of the consideration received, the sale value of $1,277 was treated as gain on disposal since there was no carrying value on the Company's books.


Note 14 - Segment Reporting, Page F-20
--------------------------------------

22. Please revise your disclosure to include all the segment reporting disclosures as required by paragraph 27 of SFAS No. 131 as applicable. You should provide more detailed information regarding each reported segment to the extent the specified amounts (a) are included in that measure of segment profit or loss reviewed by the chief operating decision maker
     (CODM)  or  (b)  are  otherwise  regularly  provided  to  the


                                                                        17 of 21

     CODM, even if not included in that measure of segment profit or loss. Such items include but are not limited to: revenue from external customers, inter-company revenue, interest income, interest expense, depreciation, etc. Also, provide the total assets for each reportable segment.

     Response:
     ---------

     The Company proposes to change the presentation of segment reporting in its future filings as follows:

14.  SEGMENT  REPORTING

     The following segment information is presented in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires companies to report selected segment information and to report certain entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenue which were assessed by the management separately. The segmentation is based on the management approach adopted in the Company's internal organization and the reported revenue and operating income for the measured segments are based on information provided to the chief operating decision maker for performance review and resources allocation.

     Management of the Company monitors the performance of the operations in two segments with respect to the nature of revenue generated from the sales of its products, which are divided into two main categories: (1) contract sales of equipment or facilities used in hi-tech amusement centers or theme parks, 3D/4D theaters and the related products; and (2) revenue sharing operations.

     Each segment involves different marketing strategies and business techniques as well as different resource allocation. The Company's chief operating decision maker evaluates performance based on EBIT (earnings or loss before interest, taxes, impairment losses, and minority interest). The segments related to contracted sales and revenue sharing operations are assessed based on the net income after deducting the relevant direct costs of sales, depreciation expenses, selling, administrative and management costs. Other corporate expenses consist of general administrative expenses that are not directly related to the operations of this segment are classified to corporate. The following table summarizes revenues and EBIT by segment for the years ended December 31, 2004 and 2003.


                                                                        18 of 21

                                                       Contracted    Revenue Sharing
2004                                                      Sales        Operations         Total
                                                       -----------  -----------------  -----------
NET REVENUE                                            $ 8,088,290  $        307,096   $8,395,386
                                                       -----------  -----------------  -----------

Direct costs of production                               2,824,361                 -    2,824,361
Salaries, office, general and administrative expenses    1,717,824            33,188    1,751,012
Selling & marketing expenses                               693,833                 -      693,833
Depreciation of fixed assets                               272,511           278,652      551,163
                                                       -----------  -----------------  -----------
    Total Operating Expenses                             5,508,529           311,840    5,820,369
                                                       -----------  -----------------  -----------

INCOME (LOSS) FROM OPERATIONS                            2,579,761            (4,744)   2,575,017

Corporate administrative expenses                                -                 -    1,360,945
                                                       -----------  -----------------  -----------

EBIT                                                                                    1,214,072
                                                                                       -----------

Reconciliation of EBIT to net income:
  Minority interest                                                                        45,062
  Interest (income) expenses, net                                                         (37,659)
  Income tax expenses                                                                      88,767
  Loss on disposal of fixed assets                                                         41,481

                                                                                       -----------
NET INCOME                                                                             $1,076,421
                                                                                       ===========

ASSETS:                                                  4,670,115         2,772,652    7,442,767
                                                       -----------  -----------------  -----------

                                                       Contracted    Revenue Sharing
2003                                                      Sales        Operations         Total
                                                       -----------  -----------------  -----------
NET REVENUE                                            $ 4,608,728  $         70,634   $4,679,362
                                                       -----------  -----------------  -----------

Direct costs of production                               1,908,034                 -    1,908,034
Salaries, office, general and administrative expenses      738,816                 -      738,816
Selling & marketing expenses                               443,456                 -      443,456
Depreciation of fixed assets                               170,488            21,716      192,204
                                                       -----------  -----------------  -----------
    Total Operating Expenses                             3,260,794            21,716    3,282,510
                                                       -----------  -----------------  -----------

INCOME (LOSS) FROM OPERATIONS                            1,347,934            48,918    1,396,852

Corporate administrative expenses                                -                 -      933,020
                                                       -----------  -----------------  -----------

EBIT                                                                                      463,832
                                                                                       -----------

Reconciliation of EBIT to net income:
  Minority interest                                                                       124,998
  Interest (income) expenses, net                                                          31,627
  Income tax expenses                                                                      38,060
  Loss on disposal of fixed assets                                                              -

                                                                                       -----------
NET INCOME                                                                             $  269,147
                                                                                       ===========

ASSETS:                                                  2,578,375            60,580    2,638,955
                                                       -----------  -----------------  -----------

     There were no intersegment revenues generated for the years ended December 31, 2004 and 2003.


                                                                        19 of 21

23. We note from the disclosures included on pages 5 through 7 of your Annual Report on Form 10-KSB that the Company's products can be divided into four categories with these consisting of FantaWild FunPlex, FantaWild 4D Theater, Large-size attractions and FantaWild Theme Park. Please explain in detail why you do not believe the operations associated with the sale and production of each of these product lines do not represent separate reportable segments for which the disclosures outlined in SFAS No.131 should be provided. As part of your response, please explain in detail how the Company's chief operating decision maker analyzes the Company's operations for purpose of assessing performance and for making decisions about the allocation of resources. We may have further comment upon receipt of your response.

     Response:
     ---------

     The reasons why the Company does not consider each product line to be a separate reportable segment, but rather an indication of the process of how it conducts its operations within one segment, are summarized as follows:

     (i) Amusement and entertainment products related to Fanatwild FunPlex, 4D theatre, large-size attraction and theme park are all designed and produced with one basic principle - provision of virtual reality and simulation. The chief operating decision maker mainly evaluates the gross contribution of each contract entered for assessment of performance and allocation of the necessary resources, and does not focus on the type of products sold.

     (ii) The division of products into four categories is to assist the management as to the relative size of the project involved.

     (iii) Each of the smaller products are actually a subset of its immediately larger product, e.g., a FunPlex can include 4D theatre, a large-size attraction can include FunPlex (with 4D theatre), and a theme park can include all of the other three products. It would be difficult and potentially misleading to differentiate the segment with the four lines of products given the potential for overlap.

     (iv) Revenue sharing operations provide recurring income to the Company with limited liabilities or risk as the Company remains in possession of the fixed assets involved. The chief operating decision maker assesses the performance of each operation by the revenue shared from such operation and the associated cost, including depreciation and maintenance expenses.


The Company appreciates the Staff's comments made on the Company's 2004 Form 10-KSB in order to assist the Company in compliance with the applicable disclosure requirements and to enhance the overall disclosure in its future filings.


                                                                        20 of 21

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Company's filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely yours,



/s/ Guangwei Liang
------------------
Guangwei Liang
Chief Executive Officer


                                                                        21 of 21